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                            April 21, 2023

       Tsz Him Leung
       Chief executive officer
       Alpha Technology Group Ltd.
       Unit B, 12/F, 52 Hung To Road
       Kwun Tong, Kowloon, Hong Kong

                                                        Re: Alpha Technology
Group Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 24,
2023
                                                            CIK No. 0001967621

       Dear Tsz Him Leung:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 24, 2023

       Conventions That Apply to This Prospectus, page ii

   1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries are conducting the business operations. For
example, we note on page ii that you define    we   ,    us   ,    our Company
 ,
                                                           Group    and    our
  to include Alpha Technology Group Limited, the British Virgin
                                                        Islands holding
company, its subsidiaries. Refrain from using terms such as    we    or    our

                                                        when describing
activities or functions of the subsidiaries.
   2. Please revise your definition of "PRC" and "Mainland China" to remove the exclusion of
                                                        Hong Kong and Macau
from this definition.
 Tsz Him Leung
FirstName   LastNameTsz
Alpha Technology   GroupHim
                        Ltd. Leung
Comapany
April       NameAlpha Technology Group Ltd.
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
Prospectus Summary
Business Update, page 5

3. Refer to disclosure on page 5 which states that on January 26, 2023, shareholders entered into a subscription agreement to subscribe for 10,000 shares for 10 million HK$. Refer also to disclosure on page 23 which states that the shareholders conducted a capital injection. Please clarify the disclosure on pages 5, 23 and 81 to include the date of the capital transaction or state that the subscription receivable remains outstanding as of the date of the filing, as applicable. Please expand the disclosure in
Note 11 to the financial
         statements on page F-21 accordingly.
Recent Regulatory Development in the PRC, page 10

4. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures including any filing requirements, and the risks to investors of non-compliance. Please include this information on the cover page of the prospectus.
Risk Factors
If our customers are unable to execute user acceptance test..., page 22

5. You state that if your customers are unable to execute user acceptance tests, your business, financial condition and results of operations could be adversely affected. To the extent material, disclose the percentage of user acceptance tests that are not successful and the average number of user acceptance tests per project for each period presented.
Our business relies on the cloud infrastructure operated by a third-party international cloud operator..., page 28

6. We note your disclosure here and throughout that the company relies on an international third-party cloud service provider to host the company's solutions and services. Please revise to disclose the name of the third-party cloud service provider and discuss the material terms of any agreements with the third-party.
Industry and Market Data, page 63

7. You state that you have not independently verified any third-party information, you cannot make any representation as to the accuracy of completeness of such information, and that investors are cautioned not to place undue reliance on such market and industry data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise your disclosures on pages 7, 34 and
         63.
 Tsz Him Leung
FirstName   LastNameTsz
Alpha Technology   GroupHim
                        Ltd. Leung
Comapany
April       NameAlpha Technology Group Ltd.
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
Use of Proceeds, page 72

8. Refer to disclosure on pages 18, 21 and 72 regarding merger and acquisition plans and expansion plans. Please expand the disclosure to describe whether or not you have any agreements for acquisitions as of the filing date. Please also expand the Business Update on page 5 accordingly.
Corporate History and Structure, page 79

9.       Provide pro forma financial statements prepared in accordance with
Article 11 of
         Regulation of S-X to give effect to Alpha Technology Group Limited's acquisition of Techlution and NSL.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 84

10. The disclosure provides that the company is the only AI-OCR service provider in Hong
         Kong with the focus on business-to-business sector. Please discuss the underlying business reasons for the 86% decline in revenue for AI-OCR services from 2021 to 2022.
Selling, general and administrative expenses, page 86

11. We note that bad debt expense in fiscal 2022 increased significantly from the prior period. Please expand the discussion on pages 86 and 88 to explain the reason for the amount and timing of the expense. Please expand the disclosure in Note 4 to the financial statements on page F-16 accordingly.
Major Customers, page 94

12. You disclose that you had three customers that accounted for 33.17%, 30.72%, 25.02% of
         the company   s total revenue, respectively, in 2022. Please disclose
the material terms of
         any agreements with these customers, including the identity, term and termination provisions of any agreements.
Business, page 95

13. Please revise to provide a description of how each of your NFT-related services operates and the activities that occur on your NFT marketplace and NFT games. Discuss the parties involved and your role in the activities. Discuss how you generated revenue from the services detailing the types of fees collected and the transactions and activities that generate fees.
14. Identify the blockchain on which the NFTs will be created, how NFTs are held on the platform and the key facts related to their custody including who holds any private keys, and whether they are transferable. Detail all key facts related to custody and wallet services provided by you or third parties. Disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are required to comply.
 Tsz Him Leung
FirstName   LastNameTsz
Alpha Technology   GroupHim
                        Ltd. Leung
Comapany
April       NameAlpha Technology Group Ltd.
       21, 2023
April 421, 2023 Page 4
Page
FirstName LastName
15. Please supplementally provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities
         Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith,
         Inc., 756 F.2d 230 (2d Cir. 1985).
16. In regards to the NFT marketplace, please describe the policies and procedures that the company follows to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in the operation of the marketplace, including those associated with the
company   s policies and
         procedures for determining that the NFTs the company currently offers or many offer in the future through the marketplace are not securities. Please describe the limitations of any such policies and procedures and state that they involve risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body or court. Please also describe the specific potential consequences if any of the NFTs the company currently offers or may offer in the future through the marketplace are determined to be securities under U.S. law.
Management, page 114

17. Please disclose the compensation of the executive officers. See Item 6.B of Form 20-F.
Related Party Transactions, page 122

18. Please file the related party agreements with Simplus IO Limited and ProAlgories Limited as exhibits to your registration statement. Refer to Item 7.B of Form 20-F.
Financial Statements, page F-1

19. Provide audited financial statements of the registrant, Alpha Technology Group Limited, pursuant to Item 8 of Form 20-F.
Note 2. Summary of Significant Accounting Policies
Principles of combination, page F-7

20. We note NSL and TSL were under common control. Please identify the person controlling both companies for all periods presented and disclose the basis for this control.
Revenue Recognition, page F-11

21. We note that you enter into arrangements to provide service on a fixed-price basis. Please expand the discussion to describe the accounting for loss contracts or state that you have not entered into any loss contracts to date. Please revise the critical accounting policy on page 91 accordingly.
22. We note on pages 102 and 104 that you typically provide a 12-month warranty period during which you provide system maintenance to your customers free of charge. We also
 Tsz Him Leung
Alpha Technology Group Ltd.
April 21, 2023
Page 5
      note on page F-11 that you recognize revenue at a point in time as a single performance obligation upon testing and acceptance by customers. Please expand the accounting policy to address the accounting for the 12-month warranty period, if material, and expand critical accounting policies on page 91 accordingly.
Note 11. Subsequent Events, page F-21

23. Refer to the description of the Sales and Purchase Agreement with Mr. Leung and his spouse as Sellers for the purchase of the Operating Subsidiaries. We note that there are continuing obligations and relationships through 2027 regarding guaranteed profit. Please expand the disclosure to address the terms of the Sales and Purchase Agreement and related accounting treatment to be provided to any bonus or shortfall payment.
General

24. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameTsz Him Leung
                                                            Division of
Corporation Finance
Comapany NameAlpha Technology Group Ltd.
                                                            Office of
Technology
April 21, 2023 Page 5
cc:       Ying Li
FirstName LastName